UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-36356

Nord Anglia Education, Inc.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Note Regarding Forward Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent annual report on Form 20-F filed with the SEC.  These statements include, among other things, statements relating to:

•                  our future market opportunities;

•                  our goals and strategies;

•                  our competitive strengths;

•                  our future results of operations and financial condition;

•                  our future business developments; and

•                  our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
(Unaudited)
(in $ millions, except share data)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2016	2015	2016	2015
Revenue(1)	253.8	169.9	741.3	485.2
Cost of sales	(152.5)	(101.7)	(445.2)	(290.4)
Gross profit	101.3	68.2	296.1	194.8

Selling, general and administrative expenses	(48.5)	(28.3)	(140.8)	(82.1)
Depreciation	(0.2)	(0.2)	(0.6)	(0.6)
Amortization(2)	(4.6)	(3.5)	(13.9)	(9.6)
Other (losses)/gains	(8.5)	0.2	(1.6)	(4.4)
Exceptional expenses	(6.1)	(1.8)	(11.0)	(4.5)
Total expenses	(67.9)	(33.6)	(167.9)	(101.2)

Operating profit	33.4	34.6	128.2	93.6

Finance income	0.6	0.4	2.3	1.7
Finance expense	(19.8)	(9.4)	(46.0)	(24.0)
Net finance expense	(19.2)	(9.0)	(43.7)	(22.3)

Profit before income tax	14.2	25.6	84.5	71.3
Income tax expense	(10.1)	(7.0)	(25.3)	(19.6)
Profit for the period	4.1	18.6	59.2	51.7

Profit attributable to:
- Owners of the parent	3.6	18.2	57.8	51.0
- Non-controlling interest	0.5	0.4	1.4	0.7
Profit for the period	4.1	18.6	59.2	51.7

Earnings per ordinary share(3) (in dollars)
Basic	0.04	0.18	0.56	0.52
Diluted	0.04	0.18	0.56	0.52

(1) The company reassessed an accounting estimate related to non-tuition school fees in the fourth quarter of fiscal 2015. Please refer to the Form 6-K furnished with the SEC on January 26, 2016 for the quarterly impact of the reassessment on revenue in fiscal 2015.

(2) Following the finalization of the BIS Vietnam purchase price allocation, we have reassessed the impact of the acquisition on amortization for each of the final three quarters of fiscal 2015 as set forth below. This change does not affect our results for the year ended August 31, 2015.

	Three Months Ended
	February 29, 2015		May 31, 2015		August 31, 2015
	As reported	As revised	As reported	As revised	As reported	As revised
Amortization	(4.0)	(3.2)	(4.6)	(3.5)	(2.4)	(4.3)

(3) Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three and nine months ended May 31, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares. For the three months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.8 million and 98.9 million ordinary shares, respectively. For the nine months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.1 million and 98.2 million ordinary shares, respectively.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)
(in $ millions)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2016	2015	2016	2015
Profit for the period from continuing operations	4.1	18.6	59.2	51.7

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans	(3.2)	(1.1)	(5.4)	(5.7)

Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences	4.4	0.9	(26.4)	(21.4)
Other comprehensive income/(loss) for the period, net of income tax	1.2	(0.2)	(31.8)	(27.1)

Total comprehensive income for the period	5.3	18.4	27.4	24.6

Attributable to:
- Owners of the parent	4.8	18.0	26.0	23.9
- Non-controlling interest	0.5	0.4	1.4	0.7
Total comprehensive income for the period	5.3	18.4	27.4	24.6

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(in $ millions)

	May 31,	August 31,
	2016	2015

Non-current assets
Property, plant and equipment	299.3	449.7
Intangible assets	1,374.1	1,415.5
Investments in joint ventures and associates	0.5	0.5
Derivative financial assets	0.6	—
Trade and other receivables	42.8	37.9
Deferred tax assets	73.4	70.4
	1,790.7	1,974.0

Current assets
Tax receivable	0.1	1.2
Trade and other receivables	227.0	131.1
Cash and cash equivalents (excluding bank overdrafts)	376.6	317.0
	603.7	449.3
Total assets	2,394.4	2,423.3

Current liabilities
Trade and other payables	(170.2)	(170.9)
Other interest-bearing loans and borrowings	(147.6)	(98.3)
Finance lease liabilities	(3.8)	(3.7)
Deferred revenue	(383.6)	(518.8)
Provisions for other liabilities and charges	(0.0)	(0.0)
Current tax liabilities	(30.8)	(2.9)
	(736.0)	(794.6)

Non-current liabilities
Other interest-bearing loans and borrowings	(1,057.6)	(1,066.3)
Derivative financial instruments	(6.6)	(3.0)
Finance lease liabilities	(43.2)	(44.6)
Other payables	(57.4)	(45.7)
Deferred revenue	(31.5)	(27.4)
Retirement benefit obligations	(48.6)	(46.6)
Provisions for other liabilities and charges	(0.9)	(1.7)
Deferred tax liabilities	(101.4)	(114.1)
	(1,347.2)	(1,349.4)
Total liabilities	(2,083.2)	(2,144.0)

Net assets	311.2	279.3
Equity attributable to equity holders of the parent
Share capital	1.0	1.0
Share premium	735.8	735.2
Other reserves	6.9	6.9
Currency translation reserve	(80.1)	(53.7)
Shareholders’ deficit	(357.2)	(414.0)
	306.4	275.4
Non-controlling interest	4.8	3.9
Total shareholders’ funds	311.2	279.3

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)
(in $ millions)

	Share Capital	Share premium	Other reserves	Currency translation reserve	Shareholders’ deficit	Total Parent equity	Non- Controlling Interest	Total Equity
Balance at September 1, 2015	1.0	735.2	6.9	(53.7)	(414.0)	275.4	3.9	279.3
Total comprehensive income for the period
Profit for the period	—	—	—	—	57.8	57.8	1.4	59.2
Remeasurement of retirement benefit obligations	—	—	—	—	(5.4)	(5.4)	—	(5.4)
Other comprehensive loss	—	—	—	(26.4)	—	(26.4)	—	(26.4)
Total comprehensive income for the period	—	—	—	(26.4)	52.4	26.0	1.4	27.4
Transactions with owners, recorded directly in equity
Equity-settled share based payment transactions	—	—	—	—	4.6	4.6	—	4.6
Redemption of share options	0.0	0.6	—	—	(0.2)	0.4	—	0.4
Dividends	—	—	—	—	(0.0)	(0.0)	(0.5)	(0.5)
Capital contributions	—	—	—	—	—	—	—	—
Total contributions by and distributions to owners	0.0	0.6	—	—	4.4	5.0	(0.5)	4.5
Balance at May 31, 2016	1.0	735.8	6.9	(80.1)	(357.2)	306.4	4.8	311.2

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(in $ millions)

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015

Cash generated from operations	26.9	54.6	14.3	9.2
Payment of loan/bond expenses	(0.1)	—	(5.0)	—
Interest paid	(12.6)	(7.6)	(44.5)	(20.1)
Tax paid	(6.5)	(5.5)	(18.9)	(14.2)
Net cash generated from/(used in) operating activities	7.7	41.5	(54.1)	(25.1)

Net cash generated from / (used in) investing activities	144.2	(119.9)	74.2	(139.5)

Net cash (used in) / generated from financing activities	(47.9)	123.6	19.3	152.9

Net increase/(decrease) in cash and cash equivalents	104.0	45.2	39.4	(11.7)

Cash and cash equivalents at beginning of the period	155.1	97.3	226.3	166.2

Exchange losses on cash and cash equivalents	1.4	0.1	(5.2)	(11.9)

Cash and cash equivalents at the end of the period (including overdrafts)	260.5	142.6	260.5	142.6
Bank overdrafts	116.1	70.4	116.1	70.4
Cash and cash equivalents at the end of the period (excluding overdrafts)	376.6	213.0	376.6	213.0

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools. The table below sets out our key operating data for the periods indicated:

	Three Months Ended May 31,		Nine Months Ended May 31,
	2016	2015	2016	2015

Full-time equivalent students (average for the period)(1)
China	5,902	5,300	5,813	5,222
Europe	6,871	4,654	6,656	4,619
Middle East	5,314	4,453	5,304	4,330
Southeast Asia	7,650	6,682	7,486	5,118
North America	9,572	2,843	9,508	2,811
Total	35,309	23,932	34,767	22,100

Capacity (average for the period)(2)
China	9,242	7,756	9,031	7,756
Europe	8,617	6,084	8,617	6,084
Middle East	5,851	5,251	5,851	5,251
Southeast Asia	12,185	11,688	12,146	8,154
North America	13,507	3,760	13,507	3,760
Total	49,402	34,539	49,152	31,005

Utilization (average for the period)(3)
China	64%	68%	64%	67%
Europe	80%	76%	77%	76%
Middle East	91%	85%	91%	82%
Southeast Asia	63%	57%	62%	63%
North America	71%	76%	70%	75%
Total	71%	69%	71%	71%

Revenue per FTE (in $ thousands)(4)
China	9.6	10.0	28.5	30.1
Europe	9.2	8.0	27.9	24.8
Middle East	4.9	4.8	14.5	14.1
Southeast Asia	5.0	5.1	14.4	15.3
North America	7.2	7.7	21.2	23.0
Total	7.2	7.0	21.2	21.5

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Three Months Ended May 31,		Variance
				Constant
$ millions	2016	2015	Reported	Currency
Revenue (segment)
Premium Schools
China	56.5	53.1	6.4%	11.0%
Europe	63.5	37.4	69.9%	71.9%
Middle East	25.8	21.2	21.9%	21.9%
Southeast Asia	37.9	33.9	11.7%	16.2%
North America	68.8	21.9	214.0%	214.0%
Total Premium Schools	252.5	167.5	50.8%	54.4%
Other	1.3	2.4	(46.4)%	(44.7)%
Total Revenue	253.8	169.9	49.4%	53.0%

Adjusted EBITDA (segment)

Premium Schools
China	24.6	25.6	(4.0)%	0.4%
Europe	15.3	7.5	103.5%	106.1%
Middle East	6.0	4.3	40.2%	40.2%
Southeast Asia	12.2	10.6	15.3%	20.2%
North America	22.0	8.2	168.0%	168.0%
Total Premium Schools	80.1	56.2	42.4%	46.7%
Other	0.2	0.3	(16.8)%	(13.7)%
Central and regional expenses	(10.4)	(6.6)	58.7%	61.8%
Adjusted EBITDA	69.9	49.9	39.9%	44.3%
Adjusted Net Income	28.8	23.2	24.0%

	Nine Months Ended May 31,		% Variance
				Constant
$ millions	2016	2015	Reported	Currency
Revenue (segment)
Premium Schools
China	165.8	157.2	5.4%	9.6%
Europe	185.6	114.8	61.7%	71.1%
Middle East	76.9	61.3	25.5%	25.5%
Southeast Asia	107.8	78.2	37.9%	46.0%
North America	201.7	64.5	212.4%	212.4%
Total Premium Schools	737.8	476.0	55.0%	60.6%
Other	3.5	9.2	(62.1)%	(60.5)%
Total Revenue	741.3	485.2	52.8%	58.3%

Adjusted EBITDA (segment)

Premium Schools
China	71.4	74.2	(3.9)%	0.1%
Europe	44.4	23.2	90.7%	104.1%
Middle East	17.5	12.2	43.9%	43.9%
Southeast Asia	33.4	26.2	28.1%	36.1%
North America	64.9	23.3	178.5%	178.5%
Total Premium Schools	231.6	159.1	45.5%	51.2%
Other	0.1	1.1	(93.3)%	(93.0)%
Central and regional expenses	(30.4)	(21.4)	42.2%	44.9%
Adjusted EBITDA	201.3	138.8	45.0%	51.1%
Adjusted Net Income	83.1	66.4	25.0%

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as profit for the period plus income tax expense, net financing expense, exceptional items, other losses/(gains), impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales.  EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS

(Unaudited)	Three Months Ended May 31,		Nine Months Ended May 31,
$ millions	2016	2015	2016	2015

Revenue	253.8	169.9	741.3	485.2
Cost of Sales	(152.5)	(101.7)	(445.2)	(290.4)
Rent Premium Schools	19.5	14.4	54.2	39.3
Depreciation Premium Schools	12.4	7.7	35.2	22.1
Adjusted Cost of Sales	(120.6)	(79.6)	(355.8)	(229.0)
Adjusted Gross Profit	133.2	90.3	385.5	256.2

Profit for the period	4.1	18.6	59.2	51.7
Income tax expense	10.1	7.0	25.3	19.6
Net financing expense	19.2	9.0	43.7	22.3
Exceptional items(1)	6.1	1.8	11.0	4.5
Other losses/(gains) (2)	8.5	(0.2)	1.6	4.4
Amortization	4.6	3.5	13.9	9.6
Depreciation	0.2	0.2	0.6	0.6
Depreciation in Cost of Sales	12.4	7.7	35.2	22.1
EBITDA	65.2	47.6	190.5	134.8

Loss/(gain) on disposal of property, plant and equipment	(0.6)	0.1	(0.6)	0.4
Share based payments(3)	1.5	0.9	4.8	2.2
Greenfield pre-opening costs(4)	1.7	—	3.5	—
Rollout of Juilliard Program(5)	0.5	0.2	1.7	0.2
Rollout of MIT collaboration(6)	0.4	—	0.4	—
Global campus expedition facility(7)	0.9	—	0.9	—
China expat taxes	0.0	1.1	0.0	1.1
Other	0.3	0.0	0.1	0.1
Adjusted EBITDA	69.9	49.9	201.3	138.8

Depreciation	(12.6)	(7.9)	(35.8)	(22.7)
Net Financing Expense	(19.2)	(9.0)	(43.7)	(22.3)
Financing Expense Adjustments(8)	2.0	—	(6.0)	—
Income Tax Expense	(10.1)	(7.0)	(25.3)	(19.6)
Tax Adjustments(9)	(0.7)	(2.4)	(6.0)	(7.1)
Non-Controlling Interest	(0.5)	(0.4)	(1.4)	(0.7)
Adjusted Net Income	28.8	23.2	83.1	66.4

Adjusted earnings per ordinary share(10) (in $)
Basic	0.28	0.24	0.80	0.68
Diluted	0.28	0.23	0.80	0.68

(1)  Exceptional expenses primarily relate to the acquisition of schools, including associated transaction and integration costs.
(2) Represents the fair value gains and losses on our various put/call options, an embedded lease derivative at our Chicago South Loop school and unrealized foreign exchange movements on our intercompany loans.

(3)  Represents non-cash charges associated with equity investments in our company by members of management.

(4)  Includes the pre-opening costs associated with the planned opening of various greenfield schools.

(5)  Represents the costs associated with the initial roll-out of The Juilliard-Nord Anglia Performing Arts Program, which commenced in ten schools in September 2015.

(6) Represents the costs associated with the initial roll-out of the MIT collaboration, which we expect to launch in September 2016.

(7) Represents the costs associated with the establishment of a new leadership expedition facility in Switzerland as part of Global Campus.

(8) Adjustment for unrealized foreign exchange gain/(loss) arising from the revaluation of the CHF200 million senior secured notes to US dollar.

(9)  Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income. The effective tax rate for the year used in calculating the tax impact is 27.0%, which is the estimated effective tax rate for fiscal 2016 excluding an unrealized FX gain on the revaluation of the CHF200 million bonds outstanding in the nine months ended May 31, 2016.

(10)  Adjusted earnings per ordinary share is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three and nine months ended May 31, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares. For the three months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.8 million and 98.9 million ordinary shares, respectively. For the nine months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.1 million and 98.2 million ordinary shares, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited consolidated financial statements as of and for the three and nine months ended May 31, 2016 and May 31, 2015 included elsewhere in this Form 6-K.  Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Our historical operating results for the three and nine months ended May 31, 2016 are not necessarily indicative of our results for the fiscal year ending August 31, 2016 or any future fiscal period. This discussion contains forward-looking statements relating to events that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. See “Special Note Regarding Forward Looking Statements.”

Overview

We believe we are the world’s leading international operator of premium schools. We have over 35,300 FTEs, from kindergarten through the end of secondary school (“K-12”), at our 42 premium schools in China, Europe, the Middle East, Southeast Asia and North America.  At the end of the 2015/2016 academic year in June 2016, we had 35,327 FTEs and capacity of 49,402 seats, representing a utilization rate of 72%.

Recent Developments

On May 31, 2016, we completed the previously announced sale and leaseback of our properties at North Broward Preparatory School in Coconut Creek, Florida and The Village School in Houston, Texas.

On May 12, 2016, we announced a new collaboration with the Massachusetts Institute of Technology (“MIT”). The collaboration will see the two institutions develop and implement a science, technology, engineering, visual arts and mathematics (STEAM) program across Nord Anglia’s 42 schools worldwide. Launching in September 2016, the program includes the development of a series of in-school challenges for students aged 8 – 12 years old which focus on the juncture between the five STEAM disciplines. This recognizes that many of today’s innovations arise from the intersection of these different subjects; from art and engineering to technology and science.

Results of Operations

The following tables set forth income statement data as a percentage of revenue for the three and nine months ended May 31, 2016 and May 31, 2015:

	Three Months Ended May 31,
	2016		2015
	$ millions	% Revenue	$ millions	% Revenue
Revenue	253.8	100.0	169.9	100.0
Cost of sales	(152.5)	(60.1)	(101.7)	(59.9)
Gross profit	101.3	39.9	68.2	40.1
Selling, general and administrative expenses	(48.5)	(19.1)	(28.3)	(16.6)
Depreciation	(0.2)	(0.1)	(0.2)	(0.1)
Amortization	(4.6)	(1.8)	(3.5)	(2.0)
Other gains/(losses)	(8.5)	(3.3)	0.2	0.1
Exceptional items	(6.1)	(2.4)	(1.8)	(1.1)
Total expenses	(67.9)	(26.7)	(33.6)	(19.7)
Operating profit	33.4	13.2	34.6	20.4

Finance income	0.6	0.2	0.4	0.2
Finance expense	(19.8)	(7.8)	(9.4)	(5.5)
Net financing expense	(19.2)	(7.6)	(9.0)	(5.3)

Profit before tax	14.2	5.6	25.6	15.1
Income tax expense	(10.1)	(4.0)	(7.0)	(4.2)
Profit after income tax	4.1	1.6	18.6	10.9
Adjusted EBITDA	69.9	27.5	49.9	29.4
Adjusted Net Income	28.8	11.3	23.2	13.6

	Nine Months Ended May 31,
	2016		2015
	$ millions	% Revenue	$ millions	% Revenue
Revenue	741.3	100.0	485.2	100.0
Cost of sales	(445.2)	(60.1)	(290.4)	(59.9)
Gross profit	296.1	39.9	194.8	40.1
Selling, general and administrative expenses	(140.8)	(19.0)	(82.1)	(16.9)
Depreciation	(0.6)	(0.1)	(0.6)	(0.1)
Amortization	(13.9)	(1.8)	(9.6)	(2.0)
Other gains/(losses)	(1.6)	(0.2)	(4.4)	(0.9)
Exceptional items	(11.0)	(1.5)	(4.5)	(0.9)
Total expenses	(167.9)	(22.6)	(101.2)	(20.8)
Operating profit	128.2	17.3	93.6	19.3

Finance income	2.3	0.3	1.7	0.3
Finance expense	(46.0)	(6.2)	(24.0)	(4.9)
Net financing expense	(43.7)	(5.9)	(22.3)	(4.6)

Profit before tax	84.5	11.4	71.3	14.7
Income tax expense	(25.3)	(3.4)	(19.6)	(4.0)
Profit after income tax	59.2	8.0	51.7	10.7
Adjusted EBITDA	201.3	27.1	138.8	28.6
Adjusted Net Income	83.1	11.2	66.4	13.7

Three months ended May 31, 2016 compared to three months ended May 31, 2015

Revenue

Revenue increased $83.9 million, or 49.4% (53.0% on a constant currency basis), from $169.9 million for the three months ended May 31, 2015 to $253.8 million for the three months ended May 31, 2016.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

Revenue from our premium schools increased 50.8% (54.4% on a constant currency basis) from $167.5 million in the three months ended May 31, 2015 to $252.5 million in the three months ended May 31, 2016.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Switzerland, China, the United States and Mexico. For the three months to May 31, 2016, $90.1 million of our premium schools revenue was attributable to the schools we acquired in Vietnam, Switzerland, China, the United States and Mexico.

Other revenue decreased from $2.4 million in the three months ended May 31, 2015 to $1.3 million in the three months ended May 31, 2016.

Cost of Sales

Cost of sales increased $50.8 million, or 49.8% (53.2% on a constant currency basis), from $101.7 million for the three months ended May 31, 2015 to $152.5 million for the three months ended May 31, 2016.  The increase was primarily due to direct costs associated with increased FTEs across our schools and the number of teachers added as a result of the schools we acquired in Switzerland, China, the United States and Mexico.

Adjusted cost of sales increased $41.0 million, or 51.5%, from $79.6 million for the three months ended May 31, 2015 to $120.6 million for the three months ended May 31, 2016.

Gross Profit

Gross profit increased $33.1 million, or 48.7% (52.7% on a constant currency basis), from $68.2 million for the three months ended May 31, 2015 to $101.3 million for the three months ended May 31, 2016, resulting in a gross profit margin of 39.9% for the three months ended May 31, 2016 compared to 40.1% for the three months ended May 31, 2015.

Adjusted gross profit increased $42.9 million, or 47.6%, from $90.3 million for the three months ended May 31, 2015 to $133.2 million for the three months ended May 31, 2016, resulting in an adjusted gross profit margin of 52.5% for the three months ended May 31, 2016 compared to 53.1% for the three months ended May 31, 2015.

Selling, General and Administrative Expenses (“SGA”)

SGA expenses increased $20.2 million, or 71.1%, from $28.3 million for the three months ended May 31, 2015 to $48.5 million for the three months ended May 31, 2016.  SGA expenses can include charges such as loss on disposal of property, plant and equipment, share-based payments and other non-recurring items.  Adjusting for these items (see the itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS table for relevant amounts), SGA expenses would have been $43.8 million for the three months ended May 31, 2016 compared to $25.9 million for the three months ended May 31, 2015, an increase of 69.0%.

Depreciation & Amortization Expenses

Depreciation expense was $0.2 million for the three months ended May 31, 2016, unchanged from the three months ended May 31, 2015.

Amortization expense on intangible assets totalled $4.6 million for the three months ended May 31, 2016, an increase of $1.1 million from $3.5 million for the three months ended May 31, 2015.

Exceptional Expense

Exceptional expense was $6.1 million for the three months ended May 31, 2016 compared to $1.8 million for the three months ended May 31, 2015. In both periods, exceptional expense primarily related to the costs associated with acquiring and integrating schools.  In addition, in the three months ended May 31, 2016 there was a charge of $4.5 million relating to fees incurred on the sale and leaseback transactions.

Net Financing Expense

Net financing expense increased by $10.2 million from $9.0 million for the three months ended May 31, 2015 to $19.2 million for the three months ended May 31, 2016 due primarily to increased debt incurred to fund the acquisitions in fiscal year 2015 and an unrealized loss of $2.0 million on the revaluation of the CHF200 million bonds.

Income Tax Expense

We recorded an income tax expense of $10.1 million for the three months ended May 31, 2016, compared to $7.0 million for the three months ended in May 31, 2015.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to the owners of the parent decreased by $14.6 million from $18.2 million for the three months ended May 31, 2015 to $3.6 million for the three months ended May 31, 2016.

Adjusted EBITDA

Adjusted EBITDA increased by $20.0 million, or 39.9% (44.3% on a constant currency basis), from $49.9 million for the three months ended May 31, 2015 to $69.9 million for the three months ended May 31, 2016, due to growth in FTEs, tuitions fee increases and the impact of the Switzerland, China, United States and Mexico acquisitions. The increase was less than the revenue increase primarily due to the adverse impact of the operating costs associated with the new school opened in Chicago in September 2015 and the impact in the quarter of additional rent charge following the sale and leaseback of the Windermere Preparatory School property.

Adjusted Net Income

Adjusted net income increased by $5.6 million from $23.2 million for the three months ended May 31, 2015 to $28.8 million for the three months ended May 31, 2016.

Nine months ended May 31, 2016 compared to nine months ended May 31, 2015

Revenue

Revenue increased $256.1 million, or 52.8% (58.3% on a constant currency basis), from $485.2 million for the nine months ended May 31, 2015 to $741.3 million for the nine months ended May 31, 2016.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

Revenue from our premium schools increased 55.0% (60.6% on a constant currency basis) from $476.0 million in the nine months ended May 31, 2015 to $737.8 million in the nine months ended May 31, 2016.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Vietnam, Switzerland, China, the United States and Mexico. For the nine months to May 31, 2016, $263.4 million of our premium schools revenue was attributable to the schools we acquired in Vietnam, Switzerland, China, the United States and Mexico.

Other revenue decreased from $9.2 million in the nine months ended May 31, 2015 to $3.5 million in the nine months ended May 31, 2016.  The decrease was mainly due to the termination of a learning services contract in the UK which ended in February 2015.

Cost of Sales

Cost of sales increased $154.8 million, or 53.3% (58.7% on a constant currency basis), from $290.4 million for the nine months ended May 31, 2015 to $445.2 million for the nine months ended May 31, 2016.  The increase was primarily due to direct costs associated with increased FTEs across our schools and the number of teachers added as a result of the schools we acquired in Vietnam, Switzerland, China, the United States and Mexico.

Adjusted cost of sales increased $126.8 million, or 55.4%, from $229.0 million for the nine months ended May 31, 2015 to $355.8 million for the nine months ended May 31, 2016.

Gross Profit

Gross profit increased $101.3 million, or 52.0% (57.8% on a constant currency basis), from $194.8 million for the nine months ended May 31, 2015 to $296.1 million for the nine months ended May 31, 2016, resulting in a gross profit margin of 39.9% for the nine months ended May 31, 2016 compared to 40.1% for the nine months ended May 31, 2015.

Adjusted gross profit increased $129.3 million, or 50.5%, from $256.2 million for the nine months ended May 31, 2015 to $385.5 million for the nine months ended May 31, 2016, resulting in an adjusted gross profit margin of 52.0% for the nine months ended May 31, 2016 compared to 52.8% for the nine months ended May 31, 2015.

Selling, General and Administrative Expenses

SGA expenses increased $58.7 million, or 71.4%, from $82.1 million for the nine months ended May 31, 2015 to $140.8 million for the nine months ended May 31, 2016.  SGA expenses can include charges such as loss on disposal of property, plant and equipment, share-based payments and other non-recurring items.  Adjusting for these items (see the itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS table for relevant amounts), SGA expenses would have been $130.0 million for the nine months ended May 31, 2016 compared to $78.2 million for the nine months ended May 31, 2015, an increase of 66.4%.

Depreciation & Amortization Expenses

Depreciation expense was $0.6 million for the nine months ended May 31, 2016, unchanged from the nine months ended May 31, 2015.

Amortization expense on intangible assets totalled $13.9 million for the nine months ended May 31, 2016 compared to $9.6 million for the same period in 2015 due to the impact of the Vietnam, Switzerland, China, United States and Mexico acquisitions.

Exceptional Expense

Exceptional expense was $11.0 million for the nine months ended May 31, 2016 compared to $4.5 million for the nine months ended May 31, 2015. In both periods, exceptional expense primarily related to the costs associated with acquiring and integrating schools.  In addition, in the nine months ended May 31, 2016 there was a charge of $4.5 million relating to fees incurred on the sale and leaseback transactions.

Net Financing Expense

Net financing expense increased by $21.4 million from $22.3 million for the nine months ended May 31, 2015 to $43.7 million for the nine months ended May 31, 2016 due primarily to increased debt incurred to fund the acquisitions in fiscal year 2015 partly offset by an unrealized gain of $6.1 million on the revaluation of the CHF200 million bonds.

Income Tax Expense

We recorded an income tax expense of $25.3 million for the nine months ended May 31, 2016 compared to $19.6 million for the same period in 2015, resulting in an effective tax rate for the nine months ended May 31, 2016 of 29.9%.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to the owners of the parent increased by $6.8 million from $51.0 million for the nine months ended May 31, 2015 to $57.8 million for the nine months ended May 31, 2016.

Adjusted EBITDA

Adjusted EBITDA increased by $62.5 million, or 45.0% (51.1% on a constant currency basis), from $138.8 million for the nine months ended May 31, 2015 to $201.3 million for the nine months ended May 31, 2016, due to growth in FTEs, tuitions fee increases and the impact of the Switzerland, China, United States and Mexico acquisitions. The increase was less than the revenue increase primarily due to the adverse impact of the operating costs associated with the new school opened in Chicago in September 2015 and the impact of the sale and leaseback of the Windermere Preparatory School property.

Adjusted Net Income

Adjusted net income increased by $16.7 million from $66.4 million for the nine months ended May 31, 2015 to $83.1 million for the nine months ended May 31, 2016.

Liquidity and capital resources

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools (if any).

The following table sets forth certain information relating to our cash flows:

	Nine months Ended May 31,
$ millions	2016	2015
Net cash used in operating activities	(54.1)	(25.1)
Net cash generated from/ (used in) investing activities	74.2	(139.5)
Net cash generated from financing activities	19.3	152.9
Cash and cash equivalents at the end of period (including overdrafts)	260.5	142.6
Bank overdrafts	116.1	70.4
Cash and cash equivalents at the end of period (excluding overdrafts)	376.6	213.0

Net Cash used in Operating Activities

Cash used in operating activities was $54.1 million for the nine months ended May 31, 2016, compared to $25.1 million for the nine months ended May 31, 2015.  Cash generated from operations increased by $5.1 million from $9.2 million for the nine months ended May 31, 2015 to $14.3 million for the nine months ended May 31, 2016. Payment of loan/bond expenses in connection with acquisitions in 2015 amounted to $5.0 million for the nine months ended May 31, 2016. Interest paid increased from $20.1 million to $44.5 million and tax paid increased from $14.2 million to $18.9 million for the nine months ended May 31, 2015 and May 31, 2016, respectively.

Net Cash generated from/ (used in) Investing Activities

Cash generated from investing activities was $74.2 million for the nine months ended May 31, 2016 compared to $139.5 million used in investing activities for the nine months ended May 31, 2015. The inflow for the nine months ended May 31, 2016 includes a $167.0 million inflow from the proceeds of the sale and leaseback transaction and a $33.6 million outflow for the acquisition of subsidiaries (net of cash acquired) including the final deferred payment for the Meritas acquisition.  The outflow for the nine months ended May 31, 2015 was primarily due to the acquisition of our schools in Vietnam for $108.9 million (net of cash acquired).  Capital expenditure increased $27.7 million from $32.3 million in the nine months ended May 31, 2015 to $60.0 million in the nine months ended May 31, 2016. This increase in capital expenditure reflects the impact of the increase in the number of schools following our acquisitions in Switzerland, China, the United States and Mexico.

Net Cash from Financing Activities

Cash generated from financing activities was $19.3 million for the nine months ended May 31, 2016 compared to $152.9 million for the nine months ended May 31, 2015.  The inflow for the nine months ended May 31, 2016 was primarily due to net drawings on the revolving credit facility of $28.0 million.  The inflow for the nine months ended May 31, 2015 was primarily due to net drawings on the revolving credit facility of $5.0 million and the $150.0 million incremental term loans issued in connection with the acquisition of our schools in Vietnam.

Debt

The following table sets forth our outstanding long-term debt as of the dates indicated.

$ millions	May 31, 2016	August 31, 2015

Revolving Credit Facility	28.0	0.2
Bank Overdraft	116.1	90.7
Term Loan B	867.6	872.8
CHF Bond	193.5	200.9
Total debt	1,205.2	1,164.6
Less current maturities	(147.6)	(98.3)
Long-term debt	1,057.6	1,066.3

On March 2, 2015, we incurred an incremental $150.0 million principal amount of term loan pursuant to an amendment of our senior secured credit facilities. $112.2 million of the amount borrowed was used to partially fund our acquisition of BIS Vietnam.

On June 25, 2015, we incurred incremental term loans of $240 million pursuant to an amendment and restatement of our senior secured credit facilities.  Term loans under our amended and restated senior secured credit facilities bear interest based on LIBOR (subject to a 1.00% interest rate floor) plus a margin percentage of 4.00% per annum, with a step down to 3.75% per annum if total net leverage ratio is less than or equal to 4.5x.  Revolving loans bear interest at LIBOR plus a margin ranging from 2.75% to 3.75% (currently 3.75%) depending on our total net leverage ratio as set forth below:

Total Net Leverage Ratio	Applicable Margin
> 4.50:1.00	3.75%
< 4.50:1.00	3.50%
> 3.50:1.00
< 3.50:1.00	3.25%
> 3.00:1.00
< 3.00:1.00	3.00%
> 2.50:1.00
< 2.50:1.00	2.75%

On June 25, 2015, we issued CHF200 million in aggregate principal amount of 5.750% senior secured notes due 2022. The issuer of the notes and the borrower under the senior secured credit facilities is a U.S. domestic limited liability company wholly owned by us.  The notes and the borrowings under our senior secured credit facilities are guaranteed by us and certain of our subsidiaries and are secured by collateral primarily consisting of share pledges and security interests in assets of certain subsidiaries.  The collateral is shared between holders of the notes and lenders under our senior secured credit facilities on an equal and ratable basis.

At any time prior to July 15, 2018, we may, subject to certain exceptions, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 105.750 % of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings.

At any time prior to July 15, 2018, we may, on any one or more occasions, at our option redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes, plus an applicable redemption premium and accrued and unpaid interest to the redemption date.

At any time on or after July 15, 2018 and prior to maturity, we may on any one or more occasions at our option redeem all or part of the notes, subject to certain conditions, at the redemption prices set forth below, plus accrued and unpaid interest to the redemption date.

Year	Redemption Price
2018	102.875%
2019	101.438%
2020 and thereafter	100.000%

We may redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes outstanding plus accrued and unpaid interest upon the occurrence of certain changes in applicable tax law.

For purposes of the indenture governing the notes, the below sets forth the calculations of our “Consolidated EBITDA” and “Consolidated Interest Expense” (each as defined in the indenture) for the four quarters ended May 31, 2016, after giving effect on a pro forma basis to acquisitions and related financings that occurred since May 1, 2014:

Twelve Months Ended
$ millions	May 31, 2016

Adjusted EBITDA	197.5
Interest Income	3.4
Expenses relating to acquisitions not added back to Adjusted EBITDA	1.3
Consolidated EBITDA	202.2
Full year impact of acquisitions, sale and leaseback and synergies(1)	(11.5)
Consolidated EBITDA (adjusted for the full year impact of acquisitions and sale and leaseback)	190.7
Consolidated Interest Expense (on a pro forma basis)(2)	69.6

(1)  Incorporates the full twelve-month period historical financial results of BIS Vietnam and the Meritas Schools and estimated cost synergies in connection with the Meritas Schools acquisition and the sale and lease back transaction.

(2)  Gives effect to incremental loans of $240 million under our senior secured credit facilities and our CHF200 million senior secured notes, which financed our acquisition of the Meritas schools, as if they were incurred at the beginning of the four quarters ended May 31, 2016.

Our senior secured credit facilities and the indenture governing the notes contain a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                  incur additional debt;

•                  pay dividends or make other distributions or repurchase or redeem our shares;

•                  make investments; sell assets, including capital stock of subsidiaries;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  enter into sale and leaseback transactions;

•                  enter into transactions with our affiliates; and

•                  incur liens.

In addition, the credit agreement requires us to maintain a pro forma net leverage ratio of not greater than 5.25:1.00 if the sum of our (i) revolving loans and (ii) letter of credit/bank guarantee usage in excess of $20.0 million exceeds 30% of our aggregate revolving commitments.

The credit agreement and indenture also contain customary events of default and the credit agreement contains customary affirmative covenants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

By:	/s/ Graeme Halder
	Name:	Graeme Halder
	Title:	Director and Chief Financial Officer

Date: July 26, 2016